SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES COMMISSION		External Disclosure
QUARTERLY INFORMATION - ITR	September 30, 2006	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01956-9	2 - COMPANY NAME GOL LINHAS AÉREAS INTELIGENTES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 06.164.253/0001-87
4 - NIRE (Corporate Registry ID) 35300314441

01.02 - HEADQUARTERS

1 - ADDRESS RUA TAMOIOS, 246			2 - DISTRICT JD. AEROPORTO
3 - ZIP CODE 04630-000	4 - CITY SÃO PAULO		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3169-6003	8 - TELEPHONE 3169-6002	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3169-6257	13 - FAX 3169-6245	14 - FAX -
15 - E-MAIL ri@golnaweb.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME RICHARD FREEMAN LARK JR
2 - ADDRESS RUA GOMES DE CARVALHO, 1629			3 - DISTRICT VILA OLÍMPIA
3 - ZIP CODE 04547-006	4 - CITY SÃO PAULO		5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3169-6224	8 - TELEPHONE 3169-6222	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 011	12 - FAX 3169-6257	13 - FAX 3169-6245	14 - FAX -
15 - E-MAIL rflark@golnaweb.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	3	7/1/2006	9/30/2006	2	4/1/2006	6/30/2006
09 - INDEPENDENT ACCOUNTANT ERNEST & YOUNG AUDITORES INDEPENDENTES S.S.					10 - CVM CODE 00471-5
11. TECHNICIAN IN CHARGE MARIA HELENA PETTERSSON					12 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 009.909.788-50

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 9/30/2006	2 - PREVIOUS QUARTER 6/30/2006	3 - SAME QUARTER, PREVIOUS YEAR 9/30/2005
Paid-in Capital
1 - Common	107,591	109,448	109,448
2 - Preferred	88,615	86,758	85,821
3 - Total	196,206	196,206	195,269
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Others
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Domestic Private Company
4 - ACTIVITY CODE 3140 – Holding Company – Transportation and Logistics Services
5 - MAIN ACTIVITY EQUITY INTEREST MANAGEMENT
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 – APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	09/15/2006	Interest on Own Capital	11/14/2006	ON	0,1500000000
02	RCA	09/15/2006	Interest on Own Capital	11/14/2006	PN	0,1500000000
03	RCA	09/15/2006	Dividend	11/14/2006	ON	0,1700000000
04	RCA	09/15/2006	Dividend	11/14/2006	PN	0,1700000000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of reais)	4 - AMOUNT OF CHANGE (in thousands of reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 7/13/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2006	4 – 6/30/2006
1	Total Assets	2,033,000	1,823,694
1.01	Current Assets	682,152	511,192
1.01.01	Cash Equivalents	576,838	458,478
1.01.01.01	Cash and Banks	86,212	109,204
1.01.01.02	Short-term investments	490,626	349,274
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	105,314	52,714
1.01.04.01	Deferred Taxes and Carryforwards	25,829	29,906
1.01.04.02	Prepaid Expenses	680	813
1.01.04.03	Dividends Receivable	30,140	21,995
1.01.04.04	Credits with Lessors	48,665	0
1.02	Long-Term Assets	25,134	42,636
1.02.01	Sundry Credits	24,909	42,281
1.02.01.01	Deferred Taxes	24,909	42,281
1.02.02	Credit with Related Parties	0	0
1.02.02.01	Affiliates	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other Related Parties	0	0
1.02.03	Others	225	355
1.03	Permanent Assets	1,325,714	1,269,866
1.03.01	Investments	1,325,714	1,269,866
1.03.01.01	In Affiliates	0	0
1.03.01.02	In Subsidiaries	1,325,714	1,269,866
1.03.01.03	Other Investments	0	0
1.03.02	Property, plant and equipment	0	0
1.03.03	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2006	4 – 6/30/2006
2	Total Liabilities	2,033,000	1,823,694
2.01	Current Liabilities	112,546	66,132
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	109	584
2.01.04	Taxes, Charges and Contributions	14,195	4,006
2.01.05	Dividends Payable	62,962	61,542
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	35,280	0
2.02	Long-Term Liabilities	0	0
2.02.01	Loans and Financing	0	0
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Parties	0	0
2.02.05	Others	0	0
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	1,920,454	1,757,562
2.05.01	Paid-Up Capital	993,654	993,181
2.05.02	Capital Reserve	89,556	89,556
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	837,244	674,825
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	839,204	669,070
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	(1,960)	5,755
2.05.04.07.01	Unrealized hedge result, net	(1,960)	5,755
2.05.05	Accrued Profit/Loss	0	0

03.01 - STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 – DESCRIPTION	3 – 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and Services Sold	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operating Expenses/Revenue	241,125	418,052	116,798	273,014
3.06.01	Sales	0	0	0	0
3.06.02	General and Administrative	(2,049)	(6,756)	(1,054)	(1,331)
3.06.03	Financial	(7,826)	(60,333)	10,870	9,064
3.06.03.01	Financial Revenues	22,977	38,474	15,360	29,257
3.06.03.02	Financial Expenses	(30,803)	(98,807)	(4,490)	(20,193)
3.06.04	Other Operating Revenues	48,665	48,665	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in the Earnings	202,335	436,476	106,982	265,281
3.07	Operating Income	241,125	418,052	116,798	273,014
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax/Holding	241,125	418,052	116,798	273,014
3.10	Provision for Income Tax and Social Contribution	(38,397)	(23,920)	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	29,504	96,947	0	0
3.15	Income/Loss for the Period	232,232	491,079	116,798	273,014
	No. SHARES, EX-TREASURY (in thousands)	196,206	196,206	195,269	195,269
	EARNINGS PER SHARE	1.18361	2.50287	0.59814	1.39814
	LOSS PER SHARE

04.01 - NOTES TO THE FINANCIAL STATEMENTS

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline company based in Brazil, which provides regular air transportation services among Brazilian cities and also for cities in Argentina, Bolivia, Paraguay, Uruguay and Chile. The Company’s strategy is to grow and increase results of its businesses, popularizing and stimulating demand for safe air transportation in South America for business and leisure passengers, keeping its costs among the lowest in the industry world wide. The Company’s fleet, simplified and with a single class of services, ranks among the sector’s newest and most modern, with low operation costs and high utilization and efficiency levels.

GOL started its operations at January 15, 2001 and at September 30, 2006 it operated a 54-aircraft fleet, comprised of 14 Boeing 737-800, 26 Boeing 737-700 and 14 Boeing 737-300. During the nine first months of 2006, the Company inaugurated 8 new destinations, increasing served destinations to 53 (46 in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay , 1 in Uruguay and 1 in Chile).

At September 30, 2006 and June 30, 2006, the Company’s share ownership structure is as follows:

	09.30.2006			06.30.2006

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	39.32%	72.59%	98.30%	40.16%	72.60%
Others	-	3.06%	1.39%	1.70%	1.02%	1.40%
Market	-	57.62%	26.02%	-	58.82%	26.00%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company incorporated in March 2006 two new subsidiaries, GAC Inc. and Gol Finance, located in Cayman Islands, whose activities are relate to aircraft acquisition and financing.

2. Basis of Preparation and Presentation of the Quarterly Information

The Quarterly Information were prepared in accordance with the generally accepted accounting principles in Brazil and the provisions contained in the Brazilian Corporation Law, in the Chart of Accounts prepared by the Civil Aviation Department – DAC (now Civil Aviation National Agency – ANAC) and the supplementary rules of the Brazilian Securities and Exchange Commission – CVM, consistently applied to the financial statements for the year ended December 31, 2005.

Additionally, the Management started to adopt the following accounting practices:

a) Sale and leaseback transactions

The gains on sale-leaseback transactions are fully recognized as non-operational results.

b) Return conditions

The Company operates leased aircraft based on operating lease agreements. The lease agreements establish the conditions in which the aircraft will have to be returned at the end of the leasing period. Depending on the aircraft and its parts utilization and maintenance conditions, at the date of the end of the agreement, the Company may be asked to make additional payments to the lessor regarding such contractual obligations. The Company accrues those costs, if any, on the date they can be estimated and probable. Currently there is no accrual constituted for this purpose.

c) Information on disclosures made based on USGAAP

The accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transportion segment, especially the allocation of maintenance expenses to income. At September 30, 2006, the net income for the year, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 14,598 higher (R$ 88,729 at December 31, 2005) due to this difference and the respective tax effects in comparison with net income under USGAAP. At this same date, shareholder’s equity presented in the Company’s corporate Quarterly Information was R$237,763 (R$ 249,416 at December 31, 2005) lower due to, mainly, the gains on aircraft sale and leaseback transactions, the accumulated difference in the allocation of maintenance expenses and respective tax effects, also as the result of the accounting for stock options granted to executives and employees. There are also certain differences in the classification of assets, liabilities and income items. The Company discloses significant information on transactions in a consistent way in the corporate Quarterly Information and in accordance with USGAAP.

The Quarterly Information includes in the appendix I, as supplementary information, the statement of cash flow – prepared by the indirect method, from accounting records, based on the guidelines of IBRACON – Brazilian Institute of Independent Auditors. Management considers this information material to the market.

The Company has adopted the Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, starting to integrate indices of Shares with Differentiated Corporate Governance – IGC, Shares with Differentiated Tag Along – ITAG and Corporate Sustainability – ISE, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s Quarterly Information comprise the additional requirements of BOVESPA Novo Mercado.

The Quarterly Information includes the accounts of Gol Linhas Aéreas Inteligentes S.A. and its controlled enterprises Gol Transportes Aéreos S.A., GAC Inc., Gol Finance LLP e Gol Finance. The consolidation process of patrimonial and result accounts consolidation consists in summing horizontally the balances of the assets, liabilities, revenues and expenses accounts, according to their nature, added to the elimination of the parent company’s participation in the equity.

The Quarterly Information are presented in compliance with the pronouncement of IBRACON NPC 27 – Accounting Statements – Presentation and Disclosures.

3. Cash and Cash Equivalents and short-term investments

	Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Cash and cash equivalents
Cash and banks	1,719	3,831	65,981	58,258
Financial Investments
Fixed income	28,521	41,618	83,902	83,287
Variable income	708	156	1,330	487
Government securities	2,139	-	2,139	-
Government securities overseas	-	-	389,674	212,313
Bank Deposit Certificates – CDB	53,125	63,599	123,752	93,970

	86,212	109,204	666,778	448,315

Short-term Investments
Local currency
Bank Deposit Certificates – CDB	293,091	235,992	397,127	280,611
Government securities	197,535	113,282	227,372	113,282
Fixed income investments overseas	-	-	314,918	413,115

	490,626	349,274	939,417	807,008

Financial investments in CDB (Bank Deposit Certificate) have an average remuneration, net of taxes, of approximately 1.12% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized revenue. Fixed income investments overseas refer to government securities issued by the Austrian Government held by Gol Transportes Aéreos S.A. that earn interest, net of taxes, of 0.87% per month and government securities issued by the U.S. Government (T-Bills) and securities issued by international banks (“time deposits” and swaps) that conjunctly bear interest of approximately 1.10% per month, being these held by GAC Inc.

The Company and its subsidiary Gol Transportes Aéreos S.A. hold 100% of the quotas of exclusive investment funds, constituted as mutual fund with indefinite term and with tax neutrality, resulting in benefits to their quota holders. Investments in exclusive investment funds have daily liquidity. The exclusive fund portfolio management is carried out by external managers who follow the investment policies established by the Company.

Based on the financial statements of the exclusive funds, prepared according to the rules of the Central Bank of Brazil – BACEN, these investments are classified as securities for trading, appraised at market value, whose earnings are reflected in financial revenues.

Financial assets integrating fund portfolios are recorded, as applicable, in the Special System for Settlement and Custody – SELIC, in the Brazilian Custody and Settlement Chamber – CETIP or on the Brazilian Mercantile and Futures Exchange – BM&F.

Investment funds take part in operations comprising financial derivative instruments recorded in equity or compensation accounts that aim to manage the Company’s exposure to market risks and foreign exchange rates. The value of financial investments linked to hedge agreement guarantees was R$ 8,672 as of September 30. Information concerning risk management policies and the positions of open derivative financial instruments are detailed in Note 18.

4. Accounts receivable

	Consolidated

	September 30,
	2006	June 30, 2006

Credit Cards Administrators	561,121	444,283
Travel Agencies	97,392	88,896
Cargo Agencies	10,226	10,371
Other	35,335	18,747

	704,074	562,297
Allowance for doubtful accounts	(9,798)	(6,591)

	694,276	555,706

The variation in the allowance for doubtful accounts is as follows:

	Consolidated

	September 30,
	2006	June 30, 2006

Balances in the beginning of the period	6,591	5,808
Additions	3,652	1,314
Recoveries	(445)	(531)

Final balances of the period	9,798	6,591

The ageing of the accounts receivable is as follows:

	Consolidated

	September 30, 2006	June 30, 2006

Not past-due	691,463	552,907
Past-due for less than 30 days	1,908	2,799
Past-due for 31 to 60 days	985	602
Past-due for 61 to 90 days	299	791
Past-due for 91 to 180 days	1,974	2,025
Past-due for 181 to 360 days	3,303	2,533
Past-due for more than 360 days	4,142	640

	704,074	562,297

5. Deferred Taxes, Recoverable Taxes or Carryforwards, Short and Long-Term

	Parent Company		Consolidated

	09.30.2006	06.30.2006	09.30.2006	06.30.2006

Recoverable taxes or carryforwards
PIS and Cofins credits	26	26	1,322	2,033
Prepayment of IRPJ and CSSL	6,985	6,985	10,469	8,553
Credit of IRRF on financial investments	8,523	5,275	17,010	6,593
Other	423	423	13,513	5,828

	15,957	12,709	42,314	23,007

Deferred income tax and social contribution
Accumulated tax losses and social contribution negative basis	34,781	59,478	34,781	59,478
Tax credits arising from incorporation	-	-	15,080	16,540
Temporary differences	-	-	17,433	12,492

	34,781	59,478	67,294	88,510
Short-Term	(25,829)	(29,906)	(58,916)	(46,036)

Long-Term	24,909	42,281	50,692	65,481

Tax credits resulting from accumulated deficit and social contribution negative basis were recorded based on the expectation of the generation of future taxable income observing legal limitations. As further detailed, the forecast of the generation of future taxable income indicates the existence of taxable income in sufficient amount to realize the tax credits, and are supported by the Company’s business plans, approved by the Board of Directors:

	2007	2008	2009	2010	Total

Forecasted realization	16,602	37,466	11,730	1,496	67,294

6. Inventories

	Consolidated

	September 30,	September 30,
	2006	2006

Consumable material	2,040	3,115
Parts and maintenance material	22,820	22,729
Prepayment to suppliers	30,800	16,238
Other	18,759	6,978

	74,419	49,060

7. Investments in Subsidiaries

Turnover of investments:

	Gol
	Transportes	Gol Finance	GAC	Gol	Total dos
	Aéreos S.A.	LLP	Inc.	Finance	Investimentos

Balances at December 31, 2005	685,699	352,978	-	-	1,038,677

Capital increase	-	60,144			60,144
Equity accounting	146,640	(2,152)			144,488
Unrealized hedge results	2,258	-			2,258
Dividends	(35,126)	-			(35,126)

Balances at March 31, 2006	799,471	410,970	-	-	1,210,441

Capital increase	-	-	-	-	-
Equity accounting	59,093	(7,607)	2,181	3	53,670
Unrealized hedge results	5,755	-	-	-	5,755

Balances at June 30, 2006	864,319	403,363	2,181	3	1,269,866

Capital increase	-	-	-	-	-
Equity accounting	95,784	631	74,358	1,335	172,108
Unrealized hedge results	(1,960)	-	-	-	(1,960)
Prepaid dividends	(114,300)				(114,300)

Balance at September 30, 2006	843,843	403,994	76,539	1,338	1,325,714

The gains on the sale-leaseback transactions during the period ended September 30, 2006 in the amount of R$75,118 are registered in GAC Inc.

8. Property, Plant and Equipment

		09.30.2006			06.30.2006

	Annual
	depreciation	Cost	Accumulated
	rate		Depreciation	Net value	Net value

Flight equipment
Aircraft	13%	31,851	(10,536)	21,315	16,201
Spare engines	20%	54,202	-	54,202	54,202
Replacement part kits	20%	225,381	(93,428)	131,953	124,674
Aircraft and safety equipment	20%	960	(231)	729	704
Tools	10%	4,383	(459)	3,924	2,515

		316,777	(104,654)	212,123	198,296
Property, plant and equipment in service
Software licenses	20%	21,601	(8,925)	12,676	13,075
Computers and peripherals	20%	12,266	(4,077)	8,189	6,335
Vehicles	20%	2,958	(1,144)	1,814	1,268
Machinery and equipment	10%	9,633	(1,022)	8,611	5,944
Furniture and fixtures	10%	8,131	(1,393)	6,738	5,418
Facilities	10%	2,933	(327)	2,606	1,982
Communication equipment	10%	1,360	(293)	1,067	993
Brand names and patents	-	37	-	37	37
Maintenance Center	7.27%	35,146	-	35,146	-
Leasehold improvements	4%	3,589	(1,567)	2,022	2,416
Work in progress	-	21,082	-	21,082	48,554

		118,736	(18,748)	99,988	86,022

		435,513	(123,402)	312,111	284,318

Advances for aircraft acquisition	-	453,109	-	453,109	453,109

		888,622	(123,402)	765,220	737,427

Advances for aircraft acquisition refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 61 Boeing 737-800 Next Generation (67 aircraft at June 30, 2006), as further explained in Note 16, and capitalized interest of R$ 32,410 are included (R$ 26,496 at June 30, 2006). Due to the sale-leaseback transactions agreed, the pre-delivery deposits that will be refunded are classified in current assets.

9. Short-Term and Long-Term Borrowings

		Consolidated

	Annual
	Interest	September 30,	September 30,
Current:	rate	2006	2006

Brazilian Currency
Working capital	16.13%	117,731	107,409
BNDES Loan	10.15%	5,462

		123,193	107,409
Foreign Currency
IFC Loan	7.17%	721	-

Total short-term borrowings and financings		123,914	107,409

Long term:
Brazilian Currency
BNDES Loan	10.15%	58,666	-

Foreign Currency
Bank Loans	5.00%	131,405	110,715
IFC Loan	7.17%	107,150	-

		297,221	110,715

Perpetual notes	8.75%	453,414	455,180

Total long-term borrowings and financings		750,635	565,895

( a ) Working Capital

At September 30, 2006, the Company maintained nine short-term credit lines with five financial institutions that allowed borrowings up to R$ 446,000. Five of those lines are guaranteed by promissory notes which allow borrowings up to R$ 264,000 and at September 30, 2006, there were outstanding borrowings under these facilities amounting R$ 117,731.

( b ) Perpetual Notes

In April 2006, the company, through its wholly-owned subsidiary Gol Finance, issued R$ 455 million (US$ 200 million) guaranteed by GOL. The notes have no fixed final maturity date and are callable at par by the Company after five years of the issuance date. The Company intends to use the resource to finances the acquisition of aircraft as a complement to its own cash resources, and to the bank financings guaranteed by the U.S. Exim Bank. At September 30, 2006, there was R$ 453,414 outstanding under this facility.

( c ) Bank Loans

In April 2006, the Company, through its wholly-owned subsidiary GAC Inc., arranged firm an up to R$ 130 million (US$ 60 million) borrowing facility with

Credit Suisse guaranteed by promissory notes. The tenor of the loan is 2.7 years with an annual interest rate of 3-month Libor. At September 30, 2006, there was R$131,405 (US$ 60,438 ) outstanding under this facility.

( d ) Other Financings

In June 2006, GOL signed long term borrowing agreements for R$ 75.7 million (US$ 35.0 million) with the BNDES (the Brazilian Development Bank) and for R$ 108 million (US$50 million) with the International Finance Corporation (IFC).

The BNDES credit line is being used to finance a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais, the acquisition of national equipment and materials. The loan has a term of five years with interest of TJLP + 2.65% p.a. and is guaranteed by accounts receivable. As of September 30, 2006, there was R$62,812 (US$ 28,890) outstanding under this facility.

The financings with the International Finance Corporation (IFC) is being used to acquire aircraft spare parts inventories and working capital. The loan has a term of six years with interest of LIBOR + 1.875% p.a. and is guaranteed by spare parts. As of September 30, 2006, there was R$ 107,150 (US$ 49,282) outstanding under this facility.

The long-term financings maturities, except for the Perpetual notes, considering the 12-month period from October 1 to September 30 of each year are as follows:

					Beyond
	2007	2008	2009	2010	2010	Total

Brazilian Currency
BNDES Loan	15,549	12,809	12,882	-	17,426	58,666

Foreign Currency
IFC Loan	17,858	35,717	35,717	17,858	-	107,150
Bank Loans	-	131,405	-	-	-	131,405

	17,858	167,122	35,717	17,858	-	238,555

Total	33,407	179,931	48,599	17,858	17,426	297,221

10. Provision for Contingencies

	Consolidated

	September 30, 2006	June 30, 2006

Provision for labor contingencies	680	617
Provision for civil contingencies	4,059	3,360
Provision for tax contingencies	21,948	20,195

	26,687	24,172

There were no significant changes in the status of the proceedings as disclosures in the Financial Statements of the year ended December 31, 2005.

11. Transactions with Related Parties

GOL maintains an agreement with associated companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by the associated company whose agreement expires at March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M).

The balances payable to the associated companies, in the amount of R$ 63 (R$ 130 at June 30, 2006) are included in the suppliers’ balance jointly with third-party operations. The amount of expenses which affected the income for the second quarter of 2006 is R$ 1,154 (R$ 686 in the third quarter of 2005).

12. Shareholders’ Equity

a) Capital stock

i. On September 30, 2006, the capital stock is represented by 107,590,792 common shares and 88,615,674 preferred shares.

ii. The authorized capital stock at September 30, 2006 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase the capital stock regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, placement of which is made through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided for by the law. Issue of beneficiary parties is prohibited under the terms of the Company’s Bylaws.

iii. Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have as preference: priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, assuring dividend at least equal to that of common shares.

iv. The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at September 30, 2006, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 75.00 and US$ 34.35 on the New York Stock Exchange – NYSE. The equity value per share at September 30, 2006 is R$ 9.79 (R$ 9.00 at June 30, 2006).

b) Dividends and Interest on Shareholder’s Equity

In accordance with Law No. 9,249, - Changes in income tax, social contribution and other steps legislation, as of December 26, 1995 the Company made a payment to shareholders of interest on shareholder’s equity, calculated on the accounts of the shareholders’ equity and limited to the “pro rata die” variation of the Long-Term Interest Rate – TJLP, in the amount of R$ 35,391 (including the IRRF in the amount of R$ 4,341) referring to the first quarter of 2006 and of R$ 32,051 (including the IRRF in the amount of R$ 1,292) referring to the second quarter of 2006.

The proposed interest on shareholder’s equity, in the amount of R$ 29,506 (including the IRRF in the amount of R$ 1,266), and the complementary dividends in the amount of R$ 32,592 referring to the third quarter of 2006 will be paid in the fourth quarter of 2006. Such interest on shareholder’s equity will be inputed to the mandatory minimum dividend for the year ended December 31, 2006.

13. Cost of Services Rendered, Sales and Administrative Expenses

3Q06	Consolidated

	07.01.2006					07.01.2005
	to					to
	09.30.2006					09.30.2005

	Cost of
	services	Sales	Administrative
	rendered	expenses	expenses	Total	%	Total	%

Salaries, wages and benefits	97,257	-	14,175	111,432	13.1	64,803	11.9
Aircraft fuel	357,711	-	-	357,711	42.2	208,711	38.2
Aircraft leasing	80,978	-	-	80,978	9.5	62,135	11.4
Maintenance material and repair	41,267	-	-	41,267	4.9	5,951	1.1
Aircraft and traffic servicing	25,666	-	19,463	45,129	5.3	25,869	4.7
Sales and marketing	-	126,041	-	126,041	14.9	80,439	14.7
Landing fees	50,181	-	-	50,181	5.9	24,190	4.4
Depreciation and amortization	14,704	-	1,769	16,473	1.9	8,721	1.6
Other expenses	14,616	-	4,816	19,432	2.3	65,165	11.9

	682,380	126,041	40,223	848,644	100.0	545,984	100.0

2006 Accumulated	Consolidated

	09.30.2006					09.30.2005

	Cost of
	services	Sales	Administrative
	rendered	expenses	expenses	Total	%	Total	%

Salaries, wages and benefits	244,716	-	35,667	280,383	12.5	172,638	11.6
Aircraft fuel	895,773	-	-	895,773	40.0	547,499	36.7
Aircraft leasing	220,907	-	-	220,907	9.9	176,394	11.8
Maintenance material and repair	101,479	-	-	101,479	4.5	30,245	2.0
Aircraft and traffic servicing	75,714	-	41,596	117,310	5.2	63,240	4.2
Sales and marketing	-	329,001	-	329,001	14.7	231,096	15.5
Landing fees	112,190	-	-	112,190	5.0	64,631	4.3
Depreciation and amortization	39,326	-	4,823	44,149	2.0	24,140	1.6
Other expenses	124,857	-	15,406	140,263	6.2	181,920	12.3

	1,814,962	329,001	97,492	2,241,455	100.0	1,491,803	100.0

At September 30, 2006, aircraft fuel expenses include R$ 3,218, arising from results with derivatives represented by fuel hedge contract results expired in the period and measured as effective to hedge the expenses against fuel price fluctuations.

14. Net Financial Income

	Parent Company		Consolidated

	07.01.2006	01.01.2006	07.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2006	09.30.2006	09.30.2006

Financial Expenses:
Interest on loans	-	-	(24,497)	(51,409)
Foreign exchange variations on liabilities	(1,150)	-	-	(24,468)
Losses on financial instruments	-	-	(3,933)	(5,642)
CPMF tax	(120)	(1,620)	(3,303)	(10,444)
Monetary variations on liabilities	-	-	(1,059)	(2,446)
Interest on shareholder’s equity	(29,504)	(96,947)	(29,504)	(96,947)
Other	(29)	(240)	(2,092)	(4,352)

	(30,803)	(98,807)	(64,388)	(195,708)

Financial income:
Interest and gains on financial investments	-	390	16,943	35,499
Foreign exchange variations on assets	6,268	-	3,810	23,881
Gains on financial instruments	16,709	38,084	26,219	95,485
Capitalized interest	-	-	9,149	16,854
Monetary variations on assets	-	-	2,277	3,750
Other	-	-	6,660	6,853

	22,977	38,474	65,058	182,322

Net financial income	(7,826)	(60,333)	670	(13,386)

	Parent Company		Consolidated

	07.01.2005	01.01.2005	07.01.2005	01.01.2005
	to	to	to	to
	09.30.2005	09.30.2005	09.30.2005	09.30.2005

Financial Expenses:
Interest on loans	-	-	(8,812)	(19,257)
Foreign exchange variations on liabilities	(987)	(3,581)	(9,001)	(24,027)
CPMF tax	-	-	(461)	(1,337)
Monetary variations on liabilities	-	(1,261)	(2,040)	(7,649)
Public offering expenses	(3,503)	(14,996)	(3,503)	(14,996)
Other	-	(355)	(4,158)	(12,998)

	(4,490)	(20,193)	(27,975)	(80,264)

Financial income:
Interest and gains on financial investments	-	1,855	5,675	19,209
Foreign exchange variations on assets	2,766	5,762	1,392	12,634
Gains on financial instruments	12,416	19,440	41,123	102,094
Other	178	2,200	133	2,531

	15,360	29,257	48,323	136,468

Net financial income	10,870	9,064	20,348	56,204

15. Income Tax and Social Contribution

The reconciliation of income tax and social contribution expenses, calculated by applying combined statutory tax rates and the amounts presented in the result, is set forth below:

	Parent Company		Consolidated

Description	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Income before income tax and social
contribution	418,052	273,014	610,292	412,386

Combined tax rate	34%	34%	34%	34%
Income tax and social contribution
based on the combined tax rate	142,138	92,825	207,499	140,211
Equity accounting and other permanent
differences	(118,218)	(92,825)	8,661	(839)

Income tax and social contribution
debited to the result	23,920	-	216,160	139,372

Effective rate	5.7%	0%	35.4%	33.8%

Current income tax and social
contribution	-	-	215,946	145,584
Deferred income tax and social
contribution	23,920	-	214	(6,212)

	23,920	-	216,160	139,372

16. Commitments

The Company leases its operating aircraft, airport terminals, other airport facilities, offices and other equipment. At September 30, 2006 the Company carried operational lease agreements on 54 aircraft (50 at June 30, 2006), with expiration dates from 2006 to 2014.

The following table provides the obligations under current and long-term debt obligations, due to operating lease commitments and aircraft purchase commitments as of September 30, 2006:

	2006	2007	2008	2009	2010	Beyond 2010	Total

Operating lease
commitments (1)	338,790	275,806	223,244	137,321	93,750	206,837	1,275,748
Pre-delivery deposits (2)	82,693	116,003	80,206	66,748	69,998	81,424	497,072
Aircraft purchase
commitments (3)	233,704	327,846	226,676	188,640	194,435	227,858	1,399,160

Total	655,188	719,655	530,126	392,709	358,183	516,119	3,171,980

(1) The future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 50,650 as guarantee of payments for aircraft leasing.

(2) The Company makes payments arising from the construction phase for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing.

(3) The Company has a purchase contract with Boeing for acquisition of Boeing 737-800 Next Generation aircraft being currently 61 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 9,327 million (corresponding to approximately US$ 4,290 million) based on the aircraft list price, including estimated amounts for contractual price escalations and pre-delivery deposits during the phase of the aircraft construction. The commitments arising from the aircraft acquisition not include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim), corresponding to 85% of the total cost of the aircraft. The Company has entered into sale-leaseback agreements for eight Boeing 737-800 Next Generation aircraft, six of which were delivered during the third quarter of 2006, and two which will be delivered during the fourth quarter of 2006.

17. Employees

The Company has a profit sharing plan and stock option plans. The employee profit sharing plan is linked to the economic and financial results measured based on the Company’s performance indicators that assume the achievement of the Company’s, its business units’ and individual performance goals. On September 30, 2006, the accrual constituted based on Management’s estimates and forecasts is R$ 15,031 (R$ 18,706 on September 30, 2005).

At January 2, 2006, the Compensation Committee, within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the granting of 99,816 options for the purchase of the Company’s preferred shares at the price of R$ 47.30 per share.

The transactions are summarized below:

	Stock	Weighted average
	options	price for the year

Outstanding at December 31, 2005	321,251	11.21
Granted	99,816	47.30
Exercised	-	-

Outstanding at March 31, 2006	421,067	19.76
Granted	-	-
Exercised	233,833	3.04

Outstanding at June 30, 2006	187,234	40.65
Granted	-	-
Exercised	-	-

Outstanding at June 30, 2006	187,234	40.65

Quantity of options to be exercised at December 31, 2004	507,765	3.04
Quantity of options to be exercised at December 31, 2005	158,353	6.50
Quantity of options to be exercised at March 31, 2006	254,573	6.91
Quantity of options to be exercised at June 30, 2006	36,984	36.90
Quantity of options to be exercised at September 30, 2006	17,484	33.06

The weighted average fair values on the granting dates of the stock options, at September 30, 2006, were R$ 18.81 and R$ 38.72 respectively, and they were estimated based on the Black-Scholes stock option pricing model, assuming a 1.5 % dividend payment, an expected volatility of approximately 46%, a weighted average risk free rate of 14.7 % and a average maturity of 3.8 years.

The accounting practices adopted in Brazil do not require recognition of compensation expenses through the Company’s stock options. If the Company had recorded in its results the compensation expenses by means of stock options, based on the fair value on the date of the options granting, the income of the third quarter of 2006 would have been R$ 275 lower (R$ 2,091 in the third quarter of 2005 and R$ 8,632 in the year of 2005).

The exercise price interval and the remaining weighted average maturity of the outstanding options, as well as the exercise price interval for the options to be exercised at September 30, 2006 are summarized below:

Outstanding Options				Options to be exercised

	Outstanding	Remaining	Weighted	Options to be	Weighted
Exercise price	options at	weighted average	average	exercised	average
interval	09/30/2006	maturity	exercise price	09/30/2006	exercise price

33.06	87,418	3.25	33.06	17,484	33.06
47.30	99,816	4.25	47.30	-	47.30

33.06-47.30	187,234	3.78	40.65	17,484	33.06

18. Financial Derivative Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, in view that its revenues are generated in Reais and the Company has significant commitments in US dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its subsidiary Gol are quota holders are used as means for the risk coverage contracting according to the Company’s risk management policies.

Airlines are exposed to aircraft fuel price change effects. Aircraft fuel consumption in the third quarter of 2006 and 2005 represented approximately 42.4% and 38.2% of the Company’s operating expenses, respectively. The Company periodically uses future contracts, swaps and oil options and its derivatives to manage those risks. The purpose of the fuel hedge is the fuel acquisition operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices have been highly related to aircraft fuel prices, which makes oil derivatives effective in compensating oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The futures contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

The Company also engages in financial derivative instruments agreements with first-tier banks for cash management purposes. The financial derivative instruments are composed of synthetic fixed income option agreements and swaps contracts to obtain the Brazilian overnight deposit rate for investments made at fixed-rates or denominated in dollars.

a) Fuel price risk

The Company’s derivatives contracts, at September 30, 2006, are summarized as follows (in thousands, except otherwise indicated):

	09.30.2006	12.31.2005

Fair value of derivative financial instruments at the end of the period	R$ (3,526)	R$ 8,464
Average term (months)	5	8
Hedged volume (barrels)	2,144,000	1,431,000

Period ended:	09.30.2006	09.30.2005

Gains with hedge effectiveness recognized as aircraft fuel expenses	R$ 0	R$ 3,342
Gains (Losses) with hedge ineffectiveness recognized as financial income	R$ (322)	-
Current percentage of hedged consumption (during the quarter)	85%	52%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 79%, 34% and 29% of its jet fuel requirements for the fourth quarter of 2006, first quarter of 2007 and second quarter of 2007, respectively, at average crude equivalent prices of approximately US$ 76, US$ 69 and US$ 72 per barrel, respectively.

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes of market fair value of effective hedges accounted in the shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 120% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized as aircraft fuel expenses. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for recording unrealized gains or losses in the equity. As periodic changes in the fair value of derivatives are ineffective, such “ineffectiveness” is recognized in the same period as the estimated fuel consumption occurs.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the magnitude of the current fair market value of the Company’s fuel hedge derivatives and the recent volatility in the prices of refined products. The Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement. Any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

During the three months ended September 30, 2006, the Company recognized approximately R$215 (US$ 98) of additional net losses in Others (gains) losses,

net, related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, approximately R$107 (US$ 49) was ineffectiveness expense and mark-to-market losses related to contracts that settled during second third quarter 2006. As of September 30, 2006 there was R$2,327 (US$ 1,070) on unrealized losses with jet fuel hedges recorded in “comprehensive income”.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

Market risk factor: Jet fuel price
Exchange market
Future contracts bought
	4Q06	1Q07	2Q07	Total

Nominal volume in barrels (thousands)	1,055	531	558	2,144
Nominal volume in liters (thousands)	167,724	84,418	88,711	340,853

Future agreed rate per barrel (USD)*	75.55	69.03	71.54	72.89

Total in Reais **	173,295	79,695	86,793	339,783

________________________
* Weighted average between the strikes of the collars and callspreads.
** The exchange rate at 09/30/2006 was R$ 2.1742 / US$ 1.00

b) Exchange rate risk

At September 30, 2006, the main assets and liabilities denominated in foreign currency are related to aircraft leasing and acquisition operations.

The Company’s foreign exchange exposure at September 30, 2006 is set forth below:

	Consolidated

	09.30.2006	06.30.2006

Assets
Cash and cash equivalents and financial investments	752,610	631,716
Deposits for aircraft leasing contracts	43,236	32,711
Prepaid leasing expenses	18,782	15,093
Advances to suppliers	-	14,157
Other	28,487	13,741

	843,115	707,418
Liabilities
Foreign suppliers	27,036	9,792
Operating leases payable	23,392	25,867
Insurance premium payable	-	4

	50,428	35,663

Foreign exchange exposure in R$	792,687	671,755
Total foreign exchange exposure in US$	364,588	310,380

Obligations not recorded in the balance sheet
Operating lease agreements	1,275,748	1,080,847
Obligations arising from firm orders
for aircraft purchase	1,399,160	1,517,561

Total foreign exchange exposure in R$	3,467,595	3,270,163

Total foreign exchange exposure in US$	1,594,883	1,510,956

The foreign exchange exposure concerning payable amounts resulting from operating lease operations, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with US dollar futures contracts and US dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expenses accounts that are the purpose of foreign exchange rate hedge are: fuel, lease, maintenance, insurance and international IT services expenses.

The Company’s Management believes that the derivatives it uses are extremely correlated to the US dollar/real foreign exchange rate in order to provide short-term protection to foreign exchange rate changes. The Company classifies the US dollar hedge as “cash flow hedges” and recognizes the fair market value variations of highly effective hedges in the same period the estimated expenses which are the purpose of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Revenues or Expenses until the period the hedged item is recognized, then they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial revenue or expense. The US dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow methods; the fair value of options is estimated by the Black-Scholes model adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted and not settled yet.

The Company uses short-term derivative financial instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	09.30.2006	12.31.2005

Fair value of derivative financial instruments at the end of the period	R$ 556	R$ 1,249
Remaining longer period (months)	2	1
Hedged volume	R$220,137	R$ 135,129

Period ended:	09.30.2006	09.30.2005

Gains with hedge effectiveness recognized in operating expenses	R$ (6,655)	R$ (2,352)
Gains with hedge ineffectiveness recognized in financial expenses	R$ (1,560)	R$ (4,480)
Current percentage of hedged consumption (during the quarter)	52%	50%

The Company accounts its futures derivative instruments of foreign currencies as cash flow hedges. At September 30, 2006, the unrealized gain in the shareholders’ equity was R$ 367, net of taxes.

Market risk factor: Exchange rate
Exchange market
Future agreements bought

	October 2006	November 2006	Total

Nominal value in dollars	37,250	40,250	77,500
Future agreed rate	2.19	2.21	2.20

Total in Reais	82,148	88,639	170,787

c) Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company believes that the risk of not receiving the owed amounts by its counterparts in the derivatives operations is not material.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates in US dollar due to the impact of such changes in expenses of operating lease agreements. At September 30, 2006, there were no open hedge contracts for the international interest rate risk.

The Company’s results are also affected by fluctuations in the interest rates in Brazil, applicable both to financial investments, short-term investments, liabilities in real and to those applicable to US dollar indexed obligations, due to the impact of such changes in the market value of derivative financial instruments conducted in Brazil, in the market value of prefixed securities in real and in the remuneration of the cash balance and financial investments. The Company uses Interbank Deposit futures of the Brazilian Mercantile and Futures Exchange (BM&F) to protect itself from domestic interest rate fluctuations on the prefixed portion of its investments. At September 30, 2006, the nominal value of Interbank Deposit futures contracts traded on the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 33,500 with periods of up to 3 years, with a total fair market value of R$ (14,280) corresponding to the last owed or receivable adjustment, already estimated and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial revenues in the same period they occur.

e) Derivatives contracts applied in cash management

The Company utilizes financial derivatives instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered in the Brazilian CETIP clearing house with the objective of investing cash at pre-fixed rates. As of September 30, 2006, the total amount invested in boxes was R$ 69,000 with average term of 15 days. The Company also utilizes swaps contracts to change the remuneration of part of its short term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rate to a percentage of the CDI. Investments in dollar-denominated securities are swapped from dollar-based remuneration to Brazilian reais plus a percentage of CDI rate. As of September 30, 2006, the notional amount of fixed-rate swaps to CDI was R$114,000 with a fair value of R$ (54); and the notional amount of currency swaps to CDI was R$ 245,656 with a fair value or R$ 4,404. The changes in fair value of these swaps is reflected in financial income in the period of change.

19. Insurance Coverage

Company Management maintains an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. On September 30, 2006 the insurance coverage, by nature, considering GOL’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$ (000)	US$ (000)

Warranty – Hull	3,265,068	1,501,733
Civil Liability per occurrence/aircraft	1,630,650	750,000
Warranty – Hull/War	3,265,068	1,501,733
Inventories	206,549	95,000

By means of Law 10,605, as of December 18, 2002, the Brazilian government undertook to supplement possible civil liability expenses against third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL may be demanded, for the amounts that exceed the insurance policy limit effective at September 10, 2001, limited to the equivalent in reais to one billion US dollar.

On September 29, 2006, an aircraft performing Gol Airlines Flight 1907 from Manaus enroute to Rio with a stop in Brasilia, was involved in a mid-air collision with a aircraft of ExcelAir. The Gol aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest and there were no survivor among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135 BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. Presently, the Company does not have sufficient information to estimate the amount of claims relating to this accident. The Company maintains insurance for the coverage of these risks and liabilities. The payments for the aircraft will be covered by the insurance maintained. The Company does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of operation of the Company.

APPENDIX I – STATEMENTS OF CASH FLOW

	Parent Company

	07.01.2006	07.01.2005	01.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Net income for the period	232,232	116,798	491,079	273,014
Adjustments to reconcile net income to net cash generated
by operating activities:
Deferred income taxes	38,697	-	23,920	-
Equity accounting	(202,335)	(106,982)	(436,476)	(265,281)
Capitalized interest	-	-	-	-
Variations in operating assets and liabilities:
Accounts receivable	-	-	-	-
Prepaid expenses, taxes recoverable and other
receivables	(65,650)	(1,221)	(67,232)	(6,886)
Credit with associated companies	-	169,841	-	434,118
Suppliers	(475)	-	109	-
Taxes payable	10,189	-	(2,856)	-
Interest on shareholder’s equity	(28,628)	-	17,251	-
Other liabilities	32,580	(197)	34,508	1,207

Net cash generated (used) in operating activities	19,310	178,239	60,303	436,172
Investment activities:
Financial investments	(141,352)	(10,282)	(280,218)	(256,243)
Investments	138,342	(119,891)	498,805	(380,233)
Deposits for leasing contracts	-	-	-	-

Net cash used in investment activities	(3,010)	(130,173)	188,587	(636,476)

Financing activities:
Capital paid	473	-	2,450	-
Capital increase	-	-	-	271,330
Total comprehensive income, net of taxes	(7,715)	-	(8,371)	-
Dividends paid	(32,050)	-	(193,389)	(60,003)
Liabilities with associated companies	-	(51,402)	-	-

Net cash generated in financing activities	(39,292)	(51,402)	(199,310)	211,327

Net cash addition	(22,992)	(3,336)	49,580	11,023
Cash and cash equivalents at the beginning of the year	109,204	18,661	36,632	4,302

Cash and cash equivalents at the end of the year	86,212	15,325	86,212	15,325

Transactions not affecting cash
Additional information:
Income tax and social contribution paid during the quarter	-	3,167	-	5,043

APPENDIX I – STATEMENTS OF CASH FLOW – Continued

	Consolidated

	07.01.2006	07.01.2005	01.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2005	09.30.2006	09.30.2005

Net income for the period	232,232	116,798	491,079	273,014
Adjustments to reconcile net income to net cash generated
by operating activities:
Depreciation and amortization	16,472	8,721	44,149	24,140
Provision for doubtful accounts receivable	3,207	486	4,908	1,172
Deferred income taxes	20,766	(6,831)	214	(6,212)
Capitalized interest	(5,914)	(4,644)	(32,410)	(17,626)
Variations in operating assets and liabilities:
Receivables	(141,777)	(32,321)	(135,226)	(130,581)
Inventories	(25,359)	(7,632)	(33,736)	(10,605)
Prepaid expenses, taxes recoverable and other
receivables	(139,636)	15,928	(177,640)	4,852
Suppliers	73,114	1,922	45,692	(10,686)
Operating leases payable	-	(1,058)	-	(1,536)
Air traffic liability	81,743	2,533	93,639	33,835
Taxes payable	(3,965)	2,948	10,685	(2,981)
Payroll and related charges	13,007	15,135	31,449	9,514
Provisions for contingencies	2,109	5,707	(1,971)	6,546
Interest on shareholder’s equity	5,078	-	17,251	-
Other liabilities	23,093	(4,891)	(32,403)	(19,441)

Net cash generated (used) in operating activities	154,170	112,801	325,680	153,405
Investment activities:
Financial investment	(132,409)	67,238	(199,686)	(107,230)
Investments	56	(250)	(511)	(489)
Deposits for leasing contracts	7,630	4,150	(12,301)	6,843
Acquisition of property, plant and equipment	27,063	(166,135)	(196,931)	(330,236)
Deferred acquisition	-	(1,849)	-	(4,635)

Net cash used in investment activities	(97,660)	(96,846)	(409,429)	(435,747)

Financing activities:
Short-term borrowings	201,245	(57,878)	820,533	(51,671)
Capital paid	473	-	2,450	-
Capital increase	-	-	-	271,330
Total comprehensive income, net of taxes	(7,715)	-	(8,371)	-
Dividends paid	(32,050)	-	(193,389)	(60,013)

Net cash generated in financing activities	161,953	(57,878)	621,223	159,646

Net cash addition	218,463	(41,923)	537,474	(122,696)
Cash and cash equivalents at the beginning of the year	448,315	324,957	129,304	405,730

Cash and cash equivalents at the end of the year	666,778	283,034	666,778	283,034

Transactions not affecting cash
Additional information:
Special goodwill reserve	13,624	-	15,082	29,187
Interest paid during the quarter	24,497	8,812	51,409	19,257
Income tax and social contribution paid during the quarter	69,352	57,391	198,677	144,415

APPENDIX II – PRO FORMA CONSOLIDATED VALUE ADDED STATEMENTS

	Parent Company

	07.01.2006	07.01.2005	01.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2005	09.30.2006	09.30.2005

REVENUES
Passenger, cargo and other transportation	48,665	-	48,665	-
Provision for doubtful accounts receivable	-	-	-	-

INPUT ACQUIRED FROM THIRD PARTIES (includes ICMS and IPI)
Fuel and lubricant suppliers	-	-	-	-
Material, energy, third-party services and other	(2,049)	(1,054)	(6,756)	(1,331)
Aircraft insurance	-	-	-	-
Sales and marketing	-	-	-	-

GROSS VALUE ADDED	46,616	(1,054)	41,909	(1,331)

RETENTIONS
Depreciation and amortization	-	-	-	-

NET VALUE ADDED GENERATED BY THE COMPANY	46,616	(1,054)	41,909	(1,331)
VALUE ADDED RECEIVED IN TRANSFER
Results of the Corporate Interest	202,335	106,982	436,476	265,281

Interest income (expense)	(7,826)	10,870	(60,333)	9,064

TOTAL VALUE ADDED TO BE DISTRIBUTED	241,125	116,798	418,052	273,014
VALUE ADDED DISTRIBUTION
Employees	-	-	-	-
Government	(38,397)	-	(23,920)	-
Financing companies	-	-	-	-
Leasers	-	-	-	-
Shareholders	26,543	-	9,816	-
Reinvested	(229,771)	(116,798)	(403,948)	(273,014)

TOTAL DISTRIBUTED VALUE ADDED	(241,125)	(116,798)	(418,052)	(273,014)

APPENDIX II – PRO FORMA CONSOLIDATED VALUE ADDED STATEMENTS – Continued

	Consolidated

	07.01.2006	07.01.2005	01.01.2006	01.01.2006
	to	to	to	to
	09.30.2006	09.30.2005	09.30.2006	09.30.2005

REVENUES
Passenger, cargo and other transportation	1,125,689	724,608	2,900,153	1,924,199
Provision for doubtful accounts receivable	(3,207)	(486)	(9,798)	(4,719)

INPUT ACQUIRED FROM THIRD PARTIES (includes ICMS and IPI)
Fuel and lubricant suppliers	(357,711)	(208,711)	(895,773)	(547,499)
Material, energy, third-party services and other	(112,647)	(80,841)	(365,961)	(222,488)
Aircraft insurance	(7,540)	(8,025)	(20,365)	(21,454)
Sales and marketing	(126,041)	(80,439)	(329,001)	(231,096)

GROSS VALUE ADDED	518,543	346,106	1,279,255	896,943

RETENTIONS
Depreciation and amortization	(16,473)	(8,721)	(44,149)	(24,140)

NET VALUE ADDED GENERATED BY THE COMPANY	502,070	337,385	1,235,106	872,803

VALUE ADDED RECEIVED IN TRANSFER
Interest income (expense)	25,167	29,160	38,023	75,461

TOTAL VALUE ADDED TO BE DISTRIBUTED	527,237	366,545	1,273,129	948,264
VALUE ADDED DISTRIBUTION
Employees	(111,432)	(64,802)	(280,383)	(172,638)
Government	(150,105)	(82,174)	(326,298)	(215,586)
Financing companies	(24,497)	(8,812)	(51,409)	(19,257)
Leasers	(38,475)	(93,959)	(220,907)	(267,769)
Shareholders	17,894	-	9,816	-
Reinvested	(220,622)	(116,798)	(403,948)	(273,014)

TOTAL DISTRIBUTED VALUE ADDED	(527,237)	(366,545)	(1,273,129)	(948,264)

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

Comments on the Company’s performance will be presented in chart 8, considering only consolidated results.

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2006	4 – 6/30/2006

1	Total Assets	3,532,500	2,944,136

1.01	Current Assets	2,616,429	1,974,924

1.01.01	Cash Equivalents	1,606,195	1,255,323

1.01.01.01	Cash and Banks	666,778	448,315

1.01.01.02	Short-term investments	939,417	807,008

1.01.02	Credits	815,880	601,742

1.01.02.01	Pre-delivery deposits	62,688	0

1.01.02.02	Accounts Receivable	704,074	562,297

1.01.02.03	Allowance for doubtful accounts	(9,798)	(6,591)

1.01.02.04	Deferred Taxes and Carryforwards	58,916	46,036

1.01.03	Inventories	74,419	49,060

1.01.04	Others	119,935	68,799

1.01.04.01	Prepaid Expenses	26,876	47,572

1.01.04.02	Other Credits and Values	93,059	21,227

1.02	Long-Term Assets	148,511	163,975

1.02.01	Sundry Credits	92,611	115,030

1.02.01.01	Deposits for Leasing contracts	41,919	49,549

1.02.01.02	Deferred Taxes and Carryforwards	50,962	65,481

1.02.02	Credit with Related Parties	0	0

1.02.02.01	Affiliates	0	0

1.02.02.02	Subsidiaries	0	0

1.02.02.03	Other Related Parties	0	0

1.02.03	Others	55,900	48,945

1.03	Permanent Assets	767,560	805,237

1.03.01	Investments	2,340	2,396

1.03.01.01	In Affiliates	0	0

1.03.01.02	In Subsidiaries	0	0

1.03.01.03	Other Investments	2,340	2,396

1.03.02	Property, plant and equipment	765,220	802,841

1.03.03	Deferred charges	0	0

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 9/30/2006	4 – 6/30/2006
2	Total Liabilities	3,532,500	2,944,136
2.01	Current Liabilities	833,967	595,344
2.01.01	Loans and Financing	123,914	107,409
2.01.02	Debentures	0	0
2.01.03	Suppliers	119,616	46,502
2.01.04	Taxes, Charges and Contributions	104,862	88,556
2.01.04.01	Provision for income tax and social contribution	67,871	71,836
2.01.04.02	Airport Fees and Duties Payable	36,991	16,720
2.01.05	Dividends Payable	62,962	27,836
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Others	422,613	325,041
2.01.08.01	Payroll and related charges	71,396	58,389
2.01.08.02	Airtraffic liabilities	311,439	229,696
2.01.08.03	Other liabilities	39,778	36,956
2.02	Long-Term Liabilities	778,079	591,230
2.02.01	Loans and Financing	750,635	565,895
2.02.02	Debentures	0	0
2.02.03	Provisions	0	0
2.02.04	Debts with Related Parties	0	0
2.02.05	Others	27,444	25,335
2.02.05.01	Accounts Payable and Provisions	27,444	25,335
2.03	Deferred Income	0	0
2.04	Minority Interest	0	0
2.05	Shareholders’ Equity	1,920,454	1,757,562
2.05.01	Paid-Up Capital Stock	993,654	993,181
2.05.02	Capital Reserve	89,556	89,556
2.05.03	Revaluation Reserve	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit Reserves	837,244	674,825
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Realizable Profit	0	0
2.05.04.05	Profit Retention	839,204	669,070
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	(1,960)	5,755
2.05.04.07.01	Unrealized Hedge Result, Net	(1,960)	5,755
2.05.05	Accrued Profit/Loss	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 – DESCRIPTION	3 – 7/1/2006 to 9/30/2006	4 - 1/1/2006 to 9/30/2006	5 - 7/1/2005 to 9/30/2005	6 - 1/1/2005 to 9/30/2005
3.01	Gross Revenue from Sales and/or Services	1,125,689	2,900,153	724,608	1,924,199
3.01.01	Passenger	1,050,024	2,730,583	692,076	1,827,427
3.01.02	Cargo	36,088	87,925	20,293	54,085
3.01.03	Other	39,577	81,645	12,293	42,687
3.02	Gross Revenue Deductions	(42,718)	(110,138)	(27,950)	(76,214)
3.02.01	Income taxes and contributions	(42,718)	(110,138)	(27,950)	(76,214)
3.03	Net Revenue from Sales and/or Services	1,082,971	2,790,015	696,658	1,847,985
3.04	Cost of Goods and Services Sold	(682,380)	(1,814,962)	(446,271)	(1,217,940)
3.05	Gross Income	400,591	975,053	250,387	630,045
3.06	Operating Expenses/Revenue	(165,594)	(439,879)	(79,365)	(217,659)
3.06.01	Sales	(126,041)	(329,001)	(80,439)	(231,096)
3.06.02	General and Administrative	(40,223)	(97,492)	(19,274)	(42,767)
3.06.03	Financial	670	(13,386)	20,348	56,204
3.06.03.01	Financial Revenues	65,058	182,322	48,323	136,468
3.06.03.02	Financial Expenses	(64,388)	(195,708)	(27,975)	(80,264)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in the Earnings	0	0	0	0
3.07	Operating Income	234,997	535,174	171,022	412,386
3.08	Non-Operating Income	75,118	75,118	0	0
3.08.01	Revenues	75,118	75,118	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax/Holding	310,115	610,292	171,022	412,386
3.10	Provision for Income Tax and Social Contribution	(86,621)	(215,946)	(61,055)	(145,584)
3.11	Deferred Income Tax	(20,766)	(214)	6,831	6,212
3.12	Statutory Holding/Contributions	0	0	0	0
3.12.01	Holdings	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Own Capital	29.504	96.947	0	0
3.14	Minority Interest	0	0	0	0

3.15	Income/Loss for the Period	232,232	491,079	116,798	273,014
	No. SHARES, EX-TREASURY (in thousands)	196,206	196,206	195,269	195,269
	EARNINGS PER SHARE	1.18361	2.50287	0.59814	1.39814
	LOSS PER SHARE

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The following financial and operational information, except where indicated in the contrary, are presented in USGAAP and in Reais (R$), and the comparisons refer to the third quarter of 2006 (3Q06).

MANAGEMENT’S COMMENTS ON 3Q06 RESULTS

In the third quarter of 2006, GOL continued its mission of popularizing air travel in South America. Through the addition of aircraft and flight frequencies during the quarter, GOL increased its domestic market share and further consolidated its position as the second-largest domestic airline in Brazil. The Company maintained high profitability and high quality service, even during periods of high fuel prices and demand stimulating low fares. “GOL remains committed to its virtuous cycle of maintaining low costs, allowing us to offer the lowest fares and achieve the highest load factors in the Brazilian market, thereby driving industry-leading profitability,” commented Constantino de Oliveira Junior, GOL’s president and CEO.

GOL increased load factors and aircraft utilization rates, while maintaining market cost leadership. Demand for GOL’s passenger air transportation services grew at high rates during the quarter, with passengers transported increasing 36.5% over 3Q05. During the quarter, GOL’s load factor increased 5.1 percentage points to 78.8% and aircraft utilization was at 14.3 block hours per day (increasing 2.9% over 3Q05). Operating costs per ASK, excluding fuel, increased approximately 10% to 9.44 cents (R$), within our cost guidance for the quarter. Fuel costs per available seat kilometer (ASK) increased 17.4% year-over-year and drove total operating cost per seat kilometer (CASK) to 16.31 cents (R$). Cost increases were also driven by planned 4Q06 capacity expansion and increased international operations. The 11% increase in headcount over 2Q06 was related to planned fleet and base expansion in 4Q06. Landing fares increased as tariff rates and the proportion of international landings increased. Maintenance expenses increased related to the scheduled maintenance of six engines in the quarter.

Increased passenger volumes and a 6.4% increase in RASK resulted in an operating income increase of 27.2% in year-over-year comparison. Fuel neutral operating income was R$261.7mm, representing a fuel neutral operating margin of 24.2% . The Company has hedged approximately 79% of its fuel price exposure, 32% of its U.S. Dollar exposure for 4Q06, and 34% and 29% of its fuel exposure for 1Q07 and 2Q07, respectively. “Our absolute market cost leadership is key to our virtuous cycle, and allows us to provide the lowest fares and the best customer value proposition in the market,” commented Richard Lark, GOL’s Executive Vice President of Finance and CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of 11 Boeing 737 aircraft to the fleet in the fourth quarter of 2006 will increase seat capacity by approximately 50% year-over-year.

GOL remains committed to its strategy of profitable expansion through a low cost structure and high quality customer service. “We are very proud that almost 50 million passengers have chosen to fly GOL, and we continue to make every effort to offer them the best in air travel: new planes, frequent flights in key markets, an ever-expanding integrated route system and lower prices; all of which is delivered by our dedicated team of employees who are key to our success," stated CEO Oliveira. “By remaining focused on our business model, while continuing to grow, be innovative and provide the lowest fares, we will continue to create value for our customers, employees and shareholders.”

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 55.5% to R$1.1bn, primarily due to higher revenue passenger kilometers (RPK), offset by a lower yield. RPK growth was driven by a 31.8% increase in departures, a 12.3% increase in stage length and an increase in load factor from 73.7% to 78.8% . RPKs grew 56.3% to 4,107mm, and revenue passengers grew 36.5% to 4.8mm.

While average fares increased 11.7% from R$195 to R$217, yields decreased 2.9% to 24.60 cents (R$) per passenger kilometer, principally due to a 12.3% increase in average stage length during the quarter. GOL’s increased capacity permitted it to offer more seats and demand-stimulating low fares.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, which increased from R$31.3mm to R$72.8mm.

The 46.1% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 78 new daily flight frequencies (including 17 night flights) and three new destinations in 3Q06. The addition of 4.0 average operating aircraft during the quarter (from 47.2 to 51.2 aircraft) drove the ASK increase.

Operating revenue per available seat kilometer (RASK) increased 6.4% to R$20.79 cents in 3Q06 vs. R$19.54 cents in 3Q05.

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 36% at the end of 3Q06, compared to 29% in the end of 3Q05. Through its regular international flights to Buenos Aires, Cordoba and Rosario (Argentina), Santa Cruz de la Sierra (Bolivia), Montevideo (Uruguay), Asuncion (Paraguay) and Santiago (Chile), GOL achieved an international market share of 13% (share of Brazilian airlines flying to internationally destinations) in the same period. Approximately 9% of GOL’s total RPKs were related to international passenger traffic.

OPERATING EXPENSES

Total CASK increased 13.2% to 16.31 cents (R$), due to an increase in fuel prices, maintenance expenses, increased landing fees and higher depreciation. Operating expenses per ASK excluding fuel, increased by 10.3% to 9.44 cents (R$), within our cost guidance range for the quarter. Total operating expenses increased 65.5%, reaching R$849.8mm, due to higher fuel prices, increased scheduled maintenance, and the expansion of our operations (fleet and employee expansion, a higher volume of fuel consumption, landing fees and marketing activities). Fuel price increases during 3Q06 accounted for more than 19% of the R$149mm increase in fuel expenses, with the remainder accounted for by increased fuel consumption. Breakeven load factor increased 7.5 percentage points to 61.8% vs. 54.3% in 3Q05.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 3Q06, 3Q05 and 2Q06 is as follows:

Operating Expenses (R$ cents / ASK)
	3Q06	3Q05	% Chg.	2Q06	% Chg.
Salaries, wages and benefits	2.14	1.85	15.7%	1.94	10.3%
Aircraft fuel	6.87	5.85	17.4%	6.12	12.3%
Aircraft rent	1.30	1.74	-25.3%	1.58	-17.7%
Sales and marketing	2.42	2.26	7.1%	2.23	8.5%

Landing fees	0.96	0.68	41.2%	0.68	41.2%
Aircraft and traffic servicing	0.87	0.73	19.2%	0.87	0.0%
Maintenance, materials and repairs	0.61	0.17	258.8%	0.73	-16.4%
Depreciation	0.32	0.24	33.3%	0.34	-5.9%
Other operating expenses	0.82	0.89	-7.9%	0.83	-1.2%

Total operating expenses	16.31	14.41	13.2%	15.32	6.5%

Operating expenses ex- fuel	9.44	8.56	10.3%	9.20	2.6%

Total Operating Expenses Fuel-Neutral 3Q05	15.76	14.40	9.4%	-	-

Total Operating Expenses Fuel-Neutral 2Q06	15.95	-	-	15.32	4.1%

Total operating expenses ex-profit sharing	15.98	14.13	13.1%	15.22	5.0%

Operating Expenses (R$ million)
	3Q06	3Q05	% Chg.	2Q06	% Chg.
Salaries, wages and benefits	111.7	66.1	69.1%	90.2	23.8%
Aircraft fuel	357.7	208.7	71.4%	283.8	26.0%
Aircraft rent	67.5	62.1	8.6%	73.4	-8.0%
Sales and marketing	126.0	80.4	56.7%	103.6	21.6%
Landing fees	50.2	24.2	107.4%	31.7	58.4%
Aircraft and traffic servicing	45.1	25.9	74.5%	40.6	11.1%
Maintenance, materials and repairs	32.0	6.0	437.6%	34.1	-6.2%
Depreciation	16.7	8.5	96.1%	15.9	5.0%
Other operating expenses	42.9	31.6	36.0%	38.5	11.4%

Total operating expenses	849.8	513.5	65.5%	711.8	19.4%

Operating expenses ex- fuel	492.1	304.8	61.5%	428.0	15.0%

Total Operating Expenses Fuel-Neutral 3Q05	821.3	513.5	59.9%	-	-

Total Operating Expenses Fuel-Neutral 2Q06	830.8	-	-	711.8	16.7%

Total operating expenses ex-profit sharing	832.4	503.8	65.2%	706.5	17.8%

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 15.7% to 2.14 cents (R$), mainly due to a 6.0% cost of living increase on salaries and to a 72% increase in the number of full-time equivalent employees, to 8,045, related to planned 4Q06 capacity expansion.

Aircraft fuel expenses per ASK increased 17.4% over 3Q05 to 6.87 cents (R$), due to increased fuel price per liter. The increase in average fuel price per liter over 3Q05 was primarily due to the 11.6% increase in the international price for crude oil (WTI) and a 6% increase in Gulf Coast jet fuel prices, partially offset by the 7.3% Brazilian Real appreciation against the U.S. Dollar (factors influencing the determination of Brazilian jet fuel prices). The Company has hedged approximately 79%, 34% and 29% of its fuel requirements for 4Q06, 1Q07 and 2Q07, respectively.

Aircraft rent per ASK decreased 25.3% to 1.30 cents (R$) in 3Q06, primarily due to a high aircraft utilization rate (14.3 block hours per day and 3.5% more ASKs per aircraft), a 7.3% appreciation of the Brazilian Real against the U.S Dollar vs. 3Q05, and amortized gains on sale-leaseback transactions for six 737-800 aircraft during 3Q06 (amortized over the term of the leases).

Sales and marketing expenses per ASK increased 7.1% to 2.42 cents (R$) primarily due to an increase in call center expenses, an increase in advertising expenses, an increase in provisions for doubtful accounts, and an increase in sales incentives, partially offset by a higher aircraft utilization rate (3.5% more ASKs per aircraft). During the quarter, GOL booked a majority of its ticket sales through a combination of its website (80.1% during 3Q06) and its call center (11.4% during 3Q06).

Landing fees per ASK increased 41.2% to 0.96 cents (R$), due to a 21% increase in rates and an increase in landings at international airports (which have higher rates), partially offset by increased average stage length and a higher aircraft utilization rate (3.5% more ASKs per aircraft).

Aircraft and traffic servicing expenses per ASK increased 19.2% to 0.87 cents (R$), as a result of an increase in ground handling services (landings increased 31.8%), and increases in aircraft cleaning services and consulting and technology services, partially offset by an increased average stage length and a higher aircraft utilization rate.

Maintenance, materials and repairs per ASK increased 258.8% to 0.61 cents (R$), primarily due to a higher number of scheduled maintenance services during 3Q06, partially offset by a 7.3% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of six engines, in the amount of R$14.2mm, the use of spare parts inventory and repair of rotable materials, in the amount of R$18.9mm.

Depreciation per ASK increased 33.3% to 0.32 cents (R$), due to a higher amount of fixed assets, particularly spare parts inventory, and the increase of technology equipment, due to the expansion of operations.

Other operating expenses per ASK were 0.82 cents (R$), a 7.9% decrease when compared to the same period of the previous year, due to decreases in insurance expenses, cancelled flights expenses, and direct passenger expenses. Insurance expenses, at 0.14 cents (R$) per ASK (R$7.5mm total) decreased 35.7%, due to a reduction in average premium rates, a 7.3% appreciation of the Brazilian Real against the U.S. Dollar, and a higher aircraft utilization rate.

COMMENTS ON EBITDA AND EBITDAR1

The impact of a 1.25 cent (R$) RASK increase was offset by a CASK increase of 1.90 cents (R$), resulting in a decrease of EBITDA per available seat kilometer to 4.80 cents (R$) in 3Q06. Compared to 2Q06, EBITDA per ASK increased 49.5% . 3Q06 EBITDA totaled R$249.8mm in the period compared to R$191.7mm in 3Q05 (a 30.3% increase) and R$148.2mm in 2Q06 (a 68.6% increase).

EBITDAR Calculation (R$ cents / ASK)
	3Q06	3Q05	Chg. %	2Q06	Chg. %
Net Revenues	20.79	19.54	6.4%	18.19	14.3%
Operating Expenses	16.31	14.41	13.2%	15.32	6.5%

EBIT	4.48	5.13	-12.7%	2.87	56.1%
Depreciation & Amortization	0.32	0.24	33.3%	0.34	-5.9%

EBITDA	4.80	5.37	-10.6%	3.21	49.5%
EBITDA Margin	23.1%	27.5%	-4.4 pp	17.6%	+5.5 pp

1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

Aircraft Rent	1.30	1.74	-25.3%	1.58	-17.7%

EBITDAR	6.10	7.11	-14.2%	4.79	27.3%
EBITDAR Margin	29.3%	36.4%	-7.1 pp	26.3%	+3.0 pp

EBITDAR Calculation (R$ million)
	3Q06	3Q05	Chg. %	2Q06	Chg. %
Net Revenues	1,083.0	696.7	55.5%	844.0	28.3%
Operating Expenses	849.8	513.5	65.5%	711.8	19.4%

EBIT	233.1	183.2	27.2%	132.3	76.2%
Depreciation & Amortization	16.7	8.5	96.1%	15.9	5.0%

EBITDA	249.8	191.7	30.3%	148.2	68.6%
EBITDA Margin	23.1%	27.5%	-4.4 pp	17.6%	+5.5 pp
Aircraft Rent	67.5	62.1	8.6%	73.4	-8.0%

EBITDAR	317.3	253.8	25.0%	221.6	43.2%
EBITDAR Margin	29.3%	36.4%	-7.1 pp	26.3%	+3.0 pp

Aircraft rent represents a significant operating expense for GOL. As GOL leases all of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for our investors and users of our financial statements. On a per available seat kilometer basis, EBITDAR was 6.10 cents (R$) in 3Q06, compared to 7.11 cents (R$) in 3Q05. EBITDAR amounted to R$317.3mm in 3Q06, compared to R$253.8mm in the same period last year and R$221.6mm in 2Q06.

FINANCIAL RESULTS

Net financial income decreased R$5.7mm. Interest expense increased R$15.7mm primarily due to an increase in long-term debt and a higher amount of short-term working capital debt related to increased operations. Interest income increased R$5.9mm primarily due to a higher volume of cash and short-term investments, partially offset by a 5.1 percentage point decrease in average Brazilian interest rates (as measured by the CDI rate).

Financial Results (R$ thousands)	3Q06	3Q05	2Q06
Interest expense	(24,497)	(8,812)	(23,649)
Capitalized interest	9,149	5,258	4,355
Exchange variation gain (loss)	(4,153)	(54)	(809)
Interest income	42,578	36,710	35,878
Other gains (losses)	(2,084)	(6,407)	12,818
Net Financial Results	20,993	26,695	28,593

NET INCOME AND EARNINGS PER SHARE

Net income in 3Q06 was R$190.0mm, representing a 17.5% net income margin, vs. R$138.2mm of net income in 3Q05.

Net earnings per share, basic, was R$0.97 in 3Q06 compared to R$0.71 in 3Q05. Basic weighted average shares outstanding were 196,206,466 in 3Q06 and 195,269,054 in 3Q05. Net earnings per share, diluted, was R$0.97 in 3Q06 compared to R$0.70 in 3Q05. Fully-diluted weighted average shares outstanding were 196,287,763 in 3Q06 and 196,050,417 in 3Q05.

Net earnings per ADS, basic, was US$0.45 in 3Q06 compared to US$0.32 in 3Q05. Basic weighted average ADS outstanding were 196,206,466 in 3Q06 and 195,269,054 in 3Q05. Net earnings per ADS, diluted, was US$0.45 in 3Q06 compared to US$0.32 in 3Q05. Fully-diluted weighted average ADS outstanding were 196,287,763 in 3Q06 and 196,050,417 in 3Q05.

Based on GOL’s quarterly dividend policy for fiscal 2006, Management recommended payment of quarterly intercalary dividends to shareholders in the form of interest on shareholders’ equity and complementary dividends, calculated in accordance with the statutory financial statements ended September 30, 2006. The total payout approved for 3Q06 is R$62.1mm (R$60.8mm net of withholding tax - R$28.2mm of interest on shareholders’ equity and R$32.6mm of complementary dividends) to be paid on November 14, 2006, as interest on shareholders’ equity to shareholders of record on September 20, 2006, and as complementary dividends on December 26, 2006, to shareholders of record on November 14, 2006. The net payment for the quarter is equivalent to R$0.2939 per share (approximately US$0.1355 per ADS).

CASH FLOW

Cash, cash equivalents and short-term investments increased R$350.9mm during 3Q06. Cash provided by operating activities was R$316.1mm, mainly due to increased earnings from operations (R$190.0mm), an increase in accounts payable (R$99.9mm) and an increase in air traffic liability (R$81.7mm), partially offset by an increase in accounts receivable (R$142.7mm) and an increase in inventories (R$33.7mm) . The amount deposited for future maintenance was US$182.9mm at September 30, 2006. During the quarter, the Company had maintenance reserve funds refunded in the amount of US$22.4mm.

Net cash used in investing activities was R$35.7mm, consisting primarily of acquisition of property and equipment (R$45.5mm), partially offset by return of advances for aircraft acquisition (R$19.6mm), related to sale-leasebacks of six aircraft during the quarter.

Net cash provided by financing activities during 3Q06 was R$70.5mm, mainly due to an increase in long-term borrowings (R$188.9mm) and partially offset by the payment of dividends (R$119.7mm) .

Cash Flow Summary (R$ million)		3Q06	3Q05	% Change	2Q06	% Change
Net cash provided by operating activities		316.1	180.5	75.1%	2.1	14952.4%
Net cash used in investing activities		(35.7)[1]	(165.9)[2]	-78.5%	(152.1)[3]	-76.5%
Net cash provided by financing activities		70.5	(123.8)	-157.0%	492.5	-85.7%

Net increase in cash, cash equivalents	& short	350.9	(109.2)	-421.4%	342.5	2.5%
term investments

1. Excluding R$314.5 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
2. Excluding R$4.3 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.
3. Excluding R$245.4 mm of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The net cash position at September 30, 2006, was R$1,606.2mm, an increase of R$350.9mm vs. 2Q06. The Company’s total liquidity was R$2,300mm (cash, short-term investments and accounts receivable) at the end of 3Q06. On September 30, 2006, the Company had nine revolving lines of credit secured by receivables and promissory notes. On September 30, 2006, the outstanding amount under these lines of credit was R$117.7mm.

Cash Position and Debt (R$ million)	9/30/2006	6/30/2006	% Change
Cash, cash equivalents & short-term investments	1,606.2	1,255.3	28.0%
Short-term debt	117.7	107.4	9.6%
Long-term debt	750.6	565.9	32.6%

Net cash	737.9	582.0	26.8%

Currently, GOL leases all of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On September 30, 2006, the Company leased 54 aircraft with initial lease term expiration dates ranging from 2006 to 2012. Future minimum lease payments under operating leases are denominated in U.S. Dollars.

As of September 30, 2006, the Company had 61 firm orders (net of six sale-leasebacks) and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$4.2 billion (based on aircraft list price) and are scheduled to be delivered between 2006 and 2012. As of September 30, 2006, GOL has made deposits in the amount of US$237.7mm related to these orders. On October 30, GOL announced that it increased the number of firm orders from 67 to 87 aircraft, as part of the Company’s ongoing expansion and cost reduction plans. GOL also increased the number of options by 20 aircraft, bringing the total order size to 121 Next Generation 737-800 aircraft.

The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments and other obligations as of September 30, 2006:

Principal obligations (R$ thousands)					Beyond
	2006	2007	2008	2009	2010	2010	Total
Long-term debt obligations	-	33,407	179,931	48,599	17,858	17,426	297,221
Operating lease commitments	338,790	275,806	223,244	137,321	93,750	206,837	1,275,748
Pre-delivery deposits	82,693	116,003	80,206	66,748	69,998	81,424	497,072
Aircraft purchase commitments	233,704	327,846	226,676	188,640	194,435	227,859	1,399,160

Total	655,187	753,062	710,057	441,308	376,041	533,546	3,469,201

GOL’s expected fleet growth from 2006 to 2012 is as follows:

GOL’s Fleet Plan	2006	2007	2008	2009	2010	2011	2012
141-seat B 300s	14	14	12	7	-	-	-
144-seat B 700 NGs	30	30	28	21	20	10	10
187-seat B 800 NGs (1)	21	36	46	60	72	84	91

Total	65	80	86	88	92	94	101

(1) Including sale-leasebacks.

OUTLOOK

GOL will continue to invest in its successful low-cost, low-fare business model. We will continue to evaluate opportunities to expand our operations by adding new flights in Brazil where sufficient market demand exists, and expanding into other high-traffic centers across South America. We expect to benefit from economies of scale and reduce our average non-fuel cost per available seat kilometer (CASK) as we add additional aircraft to a well-established and highly-efficient operating network, and as we use our new Aircraft Maintenance Center for maintenance of our fleet. We anticipate a solid fourth quarter, thanks to the dedicated effort of our employees to improve productivity throughout the Company.

The scheduled addition of 11 aircraft to our fleet in the fourth quarter of 2006 should allow a 50% increase in available seat capacity over 4Q05. For the fourth quarter, we expect a load factor in the range of 73-75%, with passenger yields in the range of R$26-28 cents. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy. We expect that high oil prices will continue to impact our fuel costs, partially mitigated by our hedging programs. For the fourth quarter, we expect non-fuel CASK to be in the range of R$9.2 -9.7 cents.

For the full-year 2006 we expect earnings per share near the lower end of our disclosed EPS guidance range for the year of R$3.90 to R$4.30 per share, representing annual earnings growth of approximately 50% and annual earnings per ADS growth of approximately 55% (vs. 56% annual EPADS growth in 2005). Full-year non-fuel CASK is expected to be in the lower half of guidance, with full-year operating margins 1-2 points below guidance, primarily due to the impact of higher fuel costs during the year.

Financial guidance for 2007 is based on GOL’s planned capacity expansion and the expected high demand for our passenger transportation services, driven by strong Brazilian economic fundamentals and GOL’s demand-stimulating low fares. For 2007, we expect to add 15 aircraft to the fleet and expand capacity by approximately 45% to adequately serve anticipated passenger demand and add new routes and markets in Brazil and South America. Our projections are for a 2007 full-year EPS in the range of R$5.20 to R$5.65, representing annual EPS growth of almost 40%. Full-year non-fuel CASK is expected to be in the R$9 cent (R$) range. Full-year operating margins are expected to be in the 23% range. We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest fares and high quality passenger service.

2007 (full year)
Financial Outlook (US GAAP)	Preliminary	Revised
ASK Growth	+/- 30%	+/- 45%
Average Load Factor	+/- 75%	+/- 75%
Net Revenues (billion)	+/- R$ 5.4	+/- R$ 5.6
Non-fuel CASK (R$)	+/- 9 cents	+/- 9 cents
Operating Margin	+/- 26%	+/- 23%
Earnings per Share	R$ 5.10 - R$ 5.60	R$ 5.20 - R$ 5.65

SOCIAL RESPONSABILITY

In 3Q06, GOL was involved in social and cultural activities focusing on children, health and education, with organizations such as Fundação Boldrini (Boldrini Foundation), Pastoral da Criança (Children’s Mission), Instituto Criar de TV e Cinema (Creating TV and Movies Institute), Expedição Vagalume (Firefly Expedition), and made investments in local music shows, national cinema and theatre. Total contributions to social activities were approximately R$1mm during the quarter.

As presented in our Value Added Statements, GOL distributed a total value-added of R$323mm to employees, government, financiers, lessors, and shareholders, and re-invested R$222mm.

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating Data
US GAAP - Unaudited
	3Q06	3Q05	% Change

Revenue Passengers (000)	4,791	3,509	36.5%
Revenue Passengers Kilometers (RPK) (mm)	4,107	2,627	56.3%
Available Seat Kilometers (ASK) (mm)	5,210	3,565	46.1%
Load factor	78.8%	73.7%	+5.1 pp
Break-even load factor	61.8%	54.3%	+7.5 pp
Aircraft utilization (block hours per day)	14.3	13.9	2.9%
Average fare	R$ 217.94	R$ 195.08	11.7%
Yield per passenger kilometer (cents)	24.60	25.33	-2.9%
Passenger revenue per available set kilometer (cents)	19.39	18.66	3.9%
Operating revenue per available seat kilometer (RASK) (cents)	20.79	19.54	6.4%
Operating cost per available seat kilometer (CASK) (cents)	16.31	14.41	13.2%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.44	8.56	10.3%
Number of Departures	42,514	32,249	31.8%
Average stage length (km)	821	731	12.3%
Avg number of operating aircraft during period	51.3	36.3	41.3%
Full-time equivalent employees at period end	8,045	4,678	72.0%
% of Sales through website during period	80.1%	81.3%	-1.2 pp
% of Sales through website and call center during period	91.5%	93.3%	-1.8 pp
Average Exchange Rate (1)	R$ 2.17	R$ 2.34	-7.3%
End of period Exchange Rate (1)	R$ 2.17	R$ 2.23	-2.7%
Inflation (IGP-M) (2)	0.8%	-1.5%	+2.3 pp
Inflation (IPCA) (3)	0.5%	0.8%	-0.3 pp
WTI (avg. per barrel, US$) (4)	$70.48	$63.18	11.6%

(1) Source: Brazilian Central Bank
(2) Source: Fundação Getulio Vargas
(3) Source: IBGE
(4) Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	3Q06	3Q05	% Change

Net operating revenues
Passenger	R$ 1,010,178	R$ 665,374	51.8%
Cargo and Other	72,793	31,284	132.7%

Total net operating revenues	1,082,971	696,658	55.5%

Operating expenses
Salaries, wages and benefits	111,709	66,060	69.1%
Aircraft fuel	357,711	208,711	71.4%
Aircraft rent	67,498	62,135	8.6%
Sales and marketing	126,041	80,439	56.7%
Landing fees	50,181	24,190	107.4%
Aircraft and traffic servicing	45,129	25,869	74.5%
Maintenance materials and repairs	31,990	5,951	437.6%
Depreciation	16,716	8,523	96.1%
Other operating expenses	42,933	31,557	36.0%

Total operating expenses	849,908	513,435	65.5%

Operating income	233,063	183,223	27.2%

Other income (expense)
Interest expenses	(24,497)	(8,812)	178.0%
Capitalized interest	9,149	5,258	74.0%
Exchange variation loss	(4,153)	(54)	7590.7%
Interest income	42,578	36,710	16.0%
Other gains (losses)	(2,084)	(6,407)	-67.5%

Total Other income (expense)	20,993	26,695	-21.4%

Income before income taxes	254,056	209,918	21.0%
Income taxes	(64,050)	(71,728)	-10.7%

Net income	190,006	138,190	37.5%

Earnings per share, basic	R$ 0.97	R$ 0.71	36.6%
Earnings per share, diluted	R$ 0.97	R$ 0.70	38.6%

Earnings per ADS, basic - US Dollar	$0.45	$0.32	40.6%
Earnings per ADS, diluted - US Dollar	$0.45	$0.32	40.6%

Basic weighted average shares outstanding (000)	196,206	195,269	0.5%
Diluted weighted average shares outstanding (000)	196,288	196,050	0.1%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	September 30, 2006	June 30, 2006

ASSETS	3,849,202	3,264,329
Current Assets	2,712,884	1,969,399
Cash and cash equivalents	270,397	233,994
Short-term investments	1,335,797	1,021,330
Receivables less allowance	694,276	555,706
Inventories	74,419	49,060
Pre-delivery deposits	62,688	-
Aircraft and engine maintenance deposits	113,058	-
Recoverable taxes and deferred tax	42,314	23,007
Prepaid expenses	26,876	47,572
Other current assets	93,059	38,730
Property and Equipment, net	765,220	802,841
Pre-delivery deposits	453,109	518,523
Flight equipment	316,777	265,677
Other property and equipment	118,736	125,657
Less accumulated depreciation	(123,402)	(107,016)
Other Assets	371,098	492,089
Deposits for aircraft leasing contracts	41,919	32,044
Prepaid aircraft and engine maintenance	283,840	421,661
Other	45,339	38,384
LIABILITIES AND SHAREHOLDER'S EQUITY	3,849,202	3,264,329
Current Liabilities	828,142	588,386
Accounts payable	119,616	46,502
Salaries, wages and benefits	86,427	64,389
Sales tax and landing fees	91,162	88,556
Air traffic liability	311,439	229,696
Short-term borrowings	117,731	107,409
Dividends Payable	62,962	27,836
Deferred credit	7,852	-
Other accrued liabilities	26,807	23,998
Current portion of long-term debt	4,146	-
Long Term Liabilities	862,843	638,629
Long term debt	750,635	565,895
Deferred income taxes, net	30,978	47,399
Deferred gains on sale and leaseback transactions	53,786	-
Other	27,444	25,335
Shareholder's Equity	2,158,217	2,037,314
Preferred shares (no par value)	846,125	845,691
Common shares (no par value)	41,500	41,500
Additional paid in capital	35,257	34,982
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,197,718	1,069,809
Accumulated other comprehensive gain	(1,960)	5,755

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	3Q06	3Q05	% Change

Cash flows from operating activities
Net income (loss)	190,006	138,190	37.5%
Adjustments to reconcile net income
provided by operating activities
Depreciation and amortization	19,589	5,170	278.9%
Provision for doubtful accounts receivable	4,168	1,172	255.6%
Deferred income taxes	(8,530)	7,506	nm
Capitalized interest	(16,854)	(14,382)	17.2%
Changes in operating assets and liabilities
Receivables	(142,738)	(33,007)	332.4%
Inventories	(33,736)	(19,645)	71.7%
Accounts payable and other accrued liabilities	99,945	1,412	6978.3%
Deposits for aircraft and engine maintenance	24,763	(31,440)	nm
Air traffic liability	81,743	3,042	2587.1%
Dividends	92,771	60,013	54.6%
Other liabilities, net	4,961	62,492	-92.1%

Net cash provided by (used in) operating activities	316,088	180,523	75.1%
Cash flows from investing activities
Deposits for aircraft leasing contracts	(9,875)	8	nm
Acquisition of property and equipment	(45,450)	(16,748)	171.4%
Pre-delivery deposits	19,580	(149,181)	nm
Changes in short-term securities	(314,467)	(4,252)	7295.7%

Net cash used in investing activities	(350,212)	(170,173)	105.8%
Cash flows from financing activities
Short term borrowings, net	10,322	(57,879)	nm
Long term borrowings, net	188,886	-	nm
Issuance of preferred shares	(1,977)	-	nm
Others, net	(6,961)	(5,880)	18.4%
Dividends paid	(119,743)	(60,003)	99.6%

Net cash provided by financing activities	70,527	(123,762)	-157.0%

Net increase in cash and cash equivalents	36,403	(113,412)	-132.1%
Cash and cash equivalents at beginning of the period	233,994	174,307	34.2%
Cash and cash equivalents at end of the period	270,397	60,895	344.0%

Cash, cash equiv. and ST invest. at beg. of the period	1,255,324	942,786	33.2%
Cash, cash equiv. and ST invest. at end of the period	1,606,194	833,626	92.7%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	24,497	(1,521)	nm
Income taxes paid	87,994	61,555	43.0%
Accrued capitilized interest	16,854	14,382	17.2%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	3Q06	3Q05	% Change

Net operating revenues
Passenger	R$ 1,010,178	R$ 665,374	51.8%
Cargo and Other	72,793	31,284	132.7%

Total net operating revenues	1,082,971	696,658	55.5%

Operating expenses
Salaries, wages and benefits	111,432	64,803	72.0%
Aircraft fuel	357,711	208,711	71.4%
Aircraft rent	80,978	62,135	30.3%
Supplementary rent	-	31,825	-100.0%
Sales and marketing	126,041	80,439	56.7%
Landing fees	50,181	24,190	107.4%
Aircraft and traffic servicing	45,129	25,869	74.5%
Maintenance materials and repairs	41,267	5,951	593.4%
Depreciation and amortization	16,473	8,721	88.9%
Other operating expenses	19,432	33,340	-41.7%

Total operating expenses	848,644	545,984	55.4%

Operating income	234,327	150,674	55.5%

Other expense
Financial income (expense), net	670	20,348	-96.7%

Non-operating income	75,118	-	nm

Income before income taxes	310,115	171,022	81.3%
Income taxes current	(86,621)	(61,055)	41.9%
Income taxes deferred	(20,766)	6,831	-404.0%

Net income before interest on shareholder's
equity	202,728	116,798	73.6%

Reversal of interest on shareholder's equity	29,504	-	nm

Net income	232,232	116,798	98.8%

Earnings per share	R$ 1.18	R$ 0.60	96.7%
Earnings per ADS - US Dollar	$0.55	$0.26	111.5%
Number of shares at end of period (000)	196,206	195,269	0.5%

Consolidated Balance Sheet
BR GAAP - Unaudited
R$ 000
	September 30, 2006	June 30, 2006

ASSETS	3,532,500	2,944,136
Current Assets	2,616,429	1,974,924
Cash and cash equivalents	666,778	448,315
Short term investments	939,417	807,008
Receivables less allowance	694,276	555,706
Inventories	74,419	49,060
Pre-delivery deposits for flight equipment	62,688	-
Deferred taxes and carryforwards	58,916	46,036
Prepaid expenses	26,876	47,572
Other current assets	93,059	21,227
Non-Current Assets	916,071	969,212
Deposits	41,919	49,549
Deferred taxes and carryforwards	50,692	65,481
Investments	2,340	2,396
Pre-delivery deposits for flight equipment	453,109	518,523
Property and equipment	312,111	284,318
Other	55,900	48,945
LIABILITIES AND SHAREHOLDERS' EQUITY	3,532,500	2,944,136
Current liabilities	833,967	595,344
Suppliers payable	119,616	46,502
Payroll and related charges	71,396	58,389
Taxes and contributions payable	67,871	71,836
Sales tax and landing fees	36,991	16,720
Air traffic liability	311,439	229,696
Short-term borrowings	123,914	107,409
Dividends and interest on shareholder's equity payable	62,962	27,836
Other current liabilities	39,778	36,956
Non-current liabilities	778,079	591,230
Long-term debt	750,635	565,895
Accounts payable and provisions	27,444	25,335
Shareholders' Equity	1,920,454	1,757,562
Capital	993,654	993,181
Capital reserves	89,556	89,556
Earnings reserves	510,983	485,744
Retained earnings	328,221	183,326
Total comprehensive income, net of taxes	(1,960)	5,755

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	3Q06	3Q05

Cash flows from operating activities
Net income (loss)	232,232	116,798
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	16,472	8,721
Provision for doubtful accounts receivable	3,207	486
Deferred income taxes	20,766	(6,831)
Capitalized interest	(5,914)	(4,644)
Changes in operating assets and liabilities
Receivables	(141,777)	(32,321)
Inventories	(25,359)	(7,632)
Prepaid expenses, other assets
and recoverable taxes	(139,636)	15,928
Accounts payable and long-term vendor payable	73,114	1,922
Operating leases payable	-	(1,058)
Air traffic liability	81,743	2,533
Taxes payable	(3,965)	2,948
Payroll and related charges	13,007	15,135
Provision for contingencies	2,109	5,707
Interest on shareholder's capital	5,078	-
Other liabilities	23,093	(4,891)

Net cash provided by (used in) operating activities	154,170	112,801
Cash flows from investing activities
Short term borrowings, net	(132,409)	67,238
Investments	56	(250)
Deposits for aircraft leasing contracts	7,630	4,150
Pre-delivery deposits	65,414	(149,181)
Acquisition of property and equipment	(38,351)	(16,954)
Deferred acquisition	-	(1,849)

Net cash used in investing activities	(97,660)	(96,846)
Cash flows from financing activities
Borrowings, net	201,245	(57,878)
Capital integralization	473	-
Total comprehensive income, net of taxes	(7,715)	-
Dividends paid	(32,050)	-

Net cash provided by financing activities	161,953	(57,878)
Net increase in cash and cash equivalents	218,463	(41,923)
Cash and cash equivalents at beginning of the period	448,315	324,957

Cash and cash equivalents at end of the period	666,778	283,034
Goodwill reserve	13,624	-
Interest paid net of amount capitalized	24,497	8,812
Income taxes paid	72,921	57,391

16.01 – OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

Shareholders of Gol Linhas Aéreas Inteligentes S.A. holding more than 5% of the voting capital, up to the individual level, on September 30 2006:

	Common Shares	%	Preferred Shares	%
Shareholders					Total	%

FIP ASAS	107,590,772	100.00	31,715,638	35.79	139,306,410	71.00
Gilder, Gagnon, Howe & Co.*	-	-	12,011,118	13.55	12,011,118	6.12
Wellington Management Co. LLP *	-	-	10,083,767	11.38	10,083,767	5.14
Other	20	-	34,805,151	39.28	34,805,171	17.74

Total	107,590,792	100.00	88,615,674	100.00	196,206,466	100.00

*Institution headquartered overseas, last information available at August 2006.

Quotaholders of the Investment Fund in Holdings ASAS up to the individual level, on September 30, 2006:

Quotaholders	Quotes	%

Henrique Constantino	9,587	25.00
Ricardo Constantino	9,587	25.00
Joaquim Constantino Neto	9,587	25.00
Constantino de Oliveira Junior	9,587	25.00

Total	38,348	100.00

Table indicating the direct and indirect stake of the Controlling Shareholder, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on September 30, 2006:

	Common Shares		Preferred Shares		Total
Shareholders		%		%		%

Controlling Shareholder	107,590,772	100.00	31,715,638	35.79	139,306,410	70.99
Board Members	20	-	1,857,705	2.10	1,857,725	0.95
Fiscal Council Members	-	-	-	-	-	-
Executive Officers	-	-	853,312	0.96	853,312	0.44
Market	-	-	54,189,019	61.15	54,189,019	27.62

Total	107,590,792	100.00	88,615,674	100.00	196,206,466	100.00

On September 30, 2006 the number of outstanding shares was 54,189,019 corresponding to 27.62% of the total shares.

The Company has an Audit Council. The Company does not have a Fiscal Council.

The Company is in accordance with the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission, as well as the other rules applicable to the operation of the general capital markets, in addition to those in the Regulation, in the Agreement of Adoption of Differentiated Practices of Corporate Governance Level 2 of BOVESPA and in the Regulation of Arbitration of the Market Arbitration Chamber.

Table indicating the direct and indirect stake of the Controlling Shareholder, Board of Directors and Board of Executive Officers of Gol Linhas Aéreas Inteligentes S.A. on September 30, 2005:

	Common Shares		Preferred Shares		Total
Shareholders		%		%		%

Controlling Shareholder	109,448,477	100.00	34,845,638	40.60	144,294,115	73.90
Board Members	14	-	-	-	14	-
Other	-	-	6,000	0.01	6,000	-
Market	6	-	50,968,919	59.39	50,968,925	26.10

Total	109,448,497	100.00	85,820,557	100.00	195,269,054	100.00

On September 30, 2005 the number of outstanding shares was 50,968,919 corresponding to 26.10% of the total shares.

SPECIAL REVIEW REPORT

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

1. We have performed a special review of the Quarterly Information - ITR of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries for the quarter ended September 30 2006, comprising the balance sheets of the parent company and consolidated and the respective statements of income, the performance report and relevant information prepared in accordance with the accounting practices adopted in Brazil.

2. We conducted our review in accordance with standards of IBRACON – Brazilian Institute of Independent Auditors, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or may have relevant effects on the financial situation and operations of the Company.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information referred to above for them to be in conformity with the accounting practices adopted in Brazil, in accordance with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Information.

São Paulo, October 19, 2006

     ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

     Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE FINANCIAL STATEMENTS	7
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	33
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	34
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	35
07	01	CONSOLIDATED STATEMENT OF INCOME	36
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	38
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY
17	01	SPECIAL REVIEW REPORT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.